Exhibit (h)(3)(9)

March 31, 2016

Natixis Funds Trust II

399 Boylston Street

Boston, MA 02116

Re: Fee Waiver/Expense Reimbursement

Ladies and Gentlemen:

NGAM Advisors, L.P. (“NGAM Advisors”) notifies you that it will waive its management fee and, to the extent necessary, reimburse certain expenses of the Fund listed below through March 31, 2017 in order to limit the Fund’s total annual fund operating expenses, exclusive of acquired fund fees and expenses, brokerage expenses, interest expense, taxes, and organizational and extraordinary expenses, such as litigation and indemnification expenses, to the following annual rates:

Name of Fund	Expense Cap
April 1, 2016 through March 31, 2017:

Vaughan Nelson Select Fund[1]	1.40% for Class A shares
2.15% for Class C shares
1.15% for Class Y shares

[1]Vaughan	Nelson Investment Management, L.P. and NGAM Advisors have agreed to bear the waiver/reimbursement jointly on a
pro	rata basis relative to their advisory and sub-advisory fees, respectively.

With respect to the Fund, subject to applicable legal requirements, NGAM Advisors shall be permitted to recover, on a class-by-class basis, management fees waived and/or expenses reimbursed subsequent to the effective date of this undertaking in later periods to the extent that a class’ total annual fund operating expenses fall below the annual rates set forth above; provided, however, that the Fund is not obligated to repay any such waived/reimbursed fees and expenses more than one year after the end of the fiscal year in which the fee/expense was waived/reimbursed.

During the period covered by this undertaking, the expense cap arrangement set forth above for the Fund may only be modified by a majority vote of the “non-interested” Trustees of the Trust affected.

Exhibit (h)(3)(9)

For purposes of determining any such waiver or expense reimbursement, expenses shall not reflect the application of balance credits made available by the Fund’s custodian or arrangements under which broker-dealers that execute portfolio transactions for the Fund agree to bear some portion of the Fund’s expenses.

We understand and intend that you will rely on this undertaking in preparing and filing the Registration Statements on Form N-1A for the above referenced Fund with the Securities and Exchange Commission, in accruing the Fund’s expenses for purposes of calculating its net asset value per share and for other purposes permitted under Form N-1A and/or the Investment Company Act of 1940, as amended, and expressly permit you to do so.

NGAM Advisors, L.P.

By NGAM Distribution Corporation,
its general partner

By:	/s/ Coleen Downs Dinneen
Name:	Coleen Downs Dinneen
Title:	Executive Vice President, General
Counsel, Secretary and Clerk

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